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VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin

Irene Paik

Kate Tillan

Robert Telewicz

Re:	Gemini Space Station, Inc.

Draft Registration Statement on Form S-1

Submitted February 14, 2025

CIK No. 0002055592

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

June 3, 2025

General

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

The Company undertakes to supplementally provide to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) or Rule 163B of the Securities Act.

2.            Please describe in greater detail in the forefront of your prospectus your use of digital engagement practices in connection with your platform, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. In this regard, please expand on your disclosure at page 4 regarding your use of user data, which allows for “ongoing platform optimization through tailored product development and an overall more engaging experience for users.” Please also address the following, without limitation, in your revised disclosure:

•	Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools.

•	Clarify whether any of such practices encourage retail investors to trade more often, invest in different crypto assets, or change investment strategies.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 116 of the Amendment to expand on the Company’s use of user data and describe in greater detail the Company’s use of digital engagement practices in connection with its platform, including a description of the analytical and technological tools and methods the Company uses in connection with such practices, the Company’s use of technology to develop and provide investment education tools, and the impact of these practices on the Company’s retail users.

About This Prospectus

Market, Industry, and Other Data, page iii

3.            We note your statements that you have not independently verified the market and industry data obtained from various third-party sources and that the accuracy and completeness of the information cannot be guaranteed. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii of the Amendment to remove the sentence that states: “We have not independently verified the market and industry data from these third-party sources and thus the accuracy and completeness of such information cannot be guaranteed.”

Securities and Exchange Commission

June 3, 2025

Prospectus Summary, page 1

4.            Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the filing, including those disclosed on page 123 under the “Government Regulations” heading.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amendment to include an organizational chart. The Company respectfully advises the Staff that all of the entities not depicted on the organizational chart but discussed throughout the Amendment are wholly-owned direct or indirect subsidiaries of Gemini Space Station, LLC, which is included in the organizational chart provided in the Amendment. As disclosed on page 7 of the Amendment, the Company has historically conducted its business principally through Gemini Space Station, LLC. Further, the Company respectfully advises the Staff that it intends to file as an exhibit a list of subsidiaries in accordance with Item 601 of Reg S-K and Rule 1-02 of Regulation S-X that will provide potential investors with an understanding of the Company’s material subsidiaries. The Company has included a “List of Subsidiaries” within the exhibit index to the Amendment and will file this exhibit in a future amendment to its registration statement.

Risk Factors

A significant amount of the trading volume on our platform..., page 18

5.            You disclose that a relatively small number of institutional market makers and high-transaction volume users account for a significant amount of the trading volume on your platform. Please revise to quantify the amount of trading volume on your platform that is accounted for by institutional market makers and high-transaction volume users. To the extent your business and results are materially dependent on any of these customers, please identify them.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Amendment to quantify the amount of trading volume that is accounted for by institutional market makers. The Company respectfully advises the Staff that the reference to high-transaction volume users has been removed from the Amendment because they do not individually make up a material amount of the trading volume on the Company’s platform and would not assist a potential investor’s understanding of the Company’s business. Further, consistent with the revised disclosure, the Company’s business is not materially dependent on any single one of its market makers or users.

Securities and Exchange Commission

June 3, 2025

Our failure to safeguard and manage our and our users’ fiat currencies..., page 20

6.            We note that the third paragraph of this risk factor makes reference to your “hot and cold wallet and storage systems.” Please revise to disclose the amount or percentage of your and your customers’ crypto assets that are held in hot wallets.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of the Amendment to clarify that the overwhelming majority of crypto assets on platform are held in cold storage. The Company respectfully advises that Staff that it has not disclosed the exact amount or percentage of crypto assets held in hot wallets. The exact amount or percentage of crypto assets held in hot wallets is de minimis and the Company does not view the disclosure of such information in the Amendment to be material to potential investors in order to make an informed decision as to whether to invest in the Company’s Class A Common Stock, as it is not material to the risks faced by the Company’s business. Additionally, the Company respectfully advises the Staff that such information with respect to hot wallets is sensitive and could potentially make the Company more susceptible to security breaches, hacking, or malicious activities.

We are leveraging AI technologies in the development..., page 33

7.            We note your disclosure that you currently use machine learning and artificial intelligence to improve your products and processes. In an appropriate section of the prospectus, please provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use. Further, please revise to provide a more complete description of how you utilize artificial intelligence in your business.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 of the Amendment to provide a materially complete summary regarding the Company’s artificial intelligence and machine learning capabilities and how they operate, to clarify the datasets the Company’s artificial intelligence and algorithms use, and to describe how artificial intelligence is used in the Company’s business.

We hold certain investments in various crypto assets and may suffer losses, page 38

8.            We note your disclosure that you hold investments in a number of crypto assets. To the extent material to understanding the risks you face, please identify any material exchange or third-party custodian you use and describe the terms of any material agreements with those entities.

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that although there are periods of time where the Company holds investments at third-party custodians, it currently holds, and as of December 31, 2024 held, less than $20,000,000 on aggregate at third-party custodians. As such, the Company respectfully advises the Staff that the third-party custodians the Company uses for its investments in crypto assets is not material to understanding the risks associated with the Company’s business.

Securities and Exchange Commission

June 3, 2025

A temporary or permanent blockchain fork to any supported digital asset..., page 40

9.            You disclose that you do not guarantee that you will support any fork or provide the benefit of any forked crypto asset to your users. Please describe the criteria you use in determining whether to support forked crypto assets. Also, please explain the potential impact of such determinations on your customers.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determines whether to support a forked crypto asset based on three main criteria: the breadth of technical work necessary to support it, the security of the new network, and market demand. The Company further advises the Staff that the Company provides notice to its users of an impending fork when known, as well as whether the Company plans to support it. If the Company does not support the fork, the Company provides notice to its users and advises its users to withdraw a user’s crypto assets prior to the fork in order to be able to access the assets following the fork. If a user does not timely withdraw their applicable crypto asset prior to the fork, a user may be unable to access the forked assets until such time as the Company supports the applicable forked asset. The Company is transparent with its users and provides notice to each of its users to allow them to make an informed decision about their digital assets prior to a fork.

A particular digital asset, digital asset transaction, or product or service offering’s status as a security..., page 45

10.            We note your statement in the risk factor heading that, “[i]f we incorrectly conclude that a digital asset, digital asset transaction, or product or service offering is not a security or securities transaction….” Please revise this sentence to add after the phrase “is not” the phrase “offered and sold as.” Also, please revise the body of this risk factor to address the substance of this comment.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 132 of the Amendment to add the phrase “offered and sold as” after the phrase “is not” in the risk factor heading. The Company has further revised the body of this risk factor to address the Staff’s comment.

Any failure to obtain or maintain necessary money transmission registrations..., page 56

11.            We note your disclosure that in the U.S., you operate through your U.S. exchanges, Gemini Trust Company, LLC and Gemini Moonbase, LLC. In an appropriate section of the prospectus, please revise to clarify the difference between these two exchanges and the respective entities they operate through.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130 and 131 of the Amendment to expand on and clarify the differences between Gemini Trust Company, LLC (“Gemini Trust”) and Gemini Moonbase, LLC, in addition to the jurisdictions in which they operate and the users that they service.

Securities and Exchange Commission

June 3, 2025

Unaudited Pro Forma Condensed Consolidated Financial Data, page 86

12.            We note your disclosure in the third paragraph, that you adjusted the pro forma financial data to give effect to events that are directly attributable to the Transactions, are factually supportable and, with respect to the consolidated statements of operations data, are expected to have a continuing impact on Gemini. Your disclosure appears to reference guidance in Article 11 of Regulation S-X prior to its amendment in 2020. Please disclose how you considered Item 11-02(a)(6)(i) in determining your transaction accounting adjustments.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Amendment to remove the disclosure that was in reference to guidance in Article 11 of Regulation S-X prior to its amendment. The Company respectfully advises the Staff that the revised disclosure on page 89 of the Amendment is consistent with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Adjusted EBITDA, page 91

13.            In the table on page 92, please reconcile for us the amount of stock based compensation of $25,848 to the amount of stock based compensation in your statement of cash flows of $15,840 on page F-5 and make any necessary changes in the disclosure.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amount on page 92 of the Registration Statement did not reconcile to page F-5 of the Registration statement because page F-5 included a $10,008,000 additional paid in capital adjustment reflected in the stock-based compensation expense balance, which offset the actual activity for 2023. In response to the Staff’s comment, the Company has provided a reconciliation below and has revised the disclosure on page 95 of the Amendment to provide further clarification.

Stock-based compensation expense, as disclosed in page 92 of the Registration Statement	$25,848
Additional paid in capital adjustment	(10,008)
Stock-based compensation expense, as disclosed in page F-5 of the Registration Statement	$15,840

Securities and Exchange Commission

June 3, 2025

Staking Revenue, page 94

14.            We note your disclosure that in connection with your staking services, you earn an agent fee that is denominated in crypto assets. Please tell us, with a view toward revised disclosure, whether you also accept crypto assets as payment for any other fees (e.g., transaction fees, custody fees, etc.). If so, please disclose the crypto assets that you accept as payment, how and when you value the crypto assets accepted as payment, your policies related to monetizing the crypto assets and where you exchange the crypto assets for fiat currency. To the extent you have agreements with any third parties used to exchange your crypto assets, please disclose the material terms of the agreements. Also, please clarify which party is responsible for paying any transaction fees associated with transferring the crypto assets to you, to the extent applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 97 and 98 of the Amendment to clarify that transaction fee revenue, custodial fee revenue, and staking fee revenue may be collected in crypto assets, primarily in bitcoin and ether, or, for staking, in the applicable crypto asset a user is staking. A crypto asset’s value is measured based on the fair value of the underlying crypto asset at the time of the transaction. Further, the Company has revised the disclosure on page 97 of the Amendment to disclose that all crypto assets received as payment may be exchanged for fiat or maintained in the Company’s wallet for operational and other purposes. The Company respectfully advises the Staff that it does not have any material agreements with third parties to exchange the Company’s crypto assets. When the Company converts crypto assets to U.S. Dollars, the Company utilizes its own trading platform, and therefore, no transaction fees will be paid. The Company has revised the disclosure on pages 97 and 98 of the Amendment to clarify which party is responsible for paying certain fees, specifically with respect to transaction revenue, custodial fee revenue, and staking revenue.

Critical Accounting Policies and Estimates, page 100

15.            We note your disclosure of critical accounting estimates. Please include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890.

The Company respectfully acknowledges the Staff’s comment and has revised the Critical Accounting Policies and Estimates disclosure on pages 106-109 of the Amendment in response to the Staff’s comment.

Quantitative and Qualitative Disclosures about Market Risk, page 104

16.            Please tell us how you considered interest rate risk. Also, tell us why you have not provided quantitative information. Refer to Item 305(a)(1) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 110 of the Amendment in accordance with Item 305(a)(1) of Regulation S-K and has included additional disclosure under the caption “Interest Rate Risk.” The Company respectfully advises the Staff that the revised disclosure in the Amendment provides quantitative information under the captions “Interest Rate Risk” and “Digital Assets Risks.”

Securities and Exchange Commission

June 3, 2025

Business, page 106

17.            We note your disclosure on page 89 that as of December 31, 2024, you support over 80 crypto assets for trading on your exchanges and over 160 crypto assets for custody on your platform including bitcoin, ether, and other assets on a variety of blockchains. Please expand your disclosure in this section to provide more details on the types of crypto assets and services you support on your platform and your standards for inclusion for such assets or services.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Amendment to provide more details on the types of crypto assets and services the Company supports and the Company’s standards for inclusion for such assets or services. For supplemental information with respect to the Company’s listing policy, the Company respectfully refers the Staff to the Company’s response to Comment #21 below.

18.            Please revise this section to clarify the extent to which you currently have international operations and disclose the foreign jurisdictions in which you offer your services and access to your platform. In this regard, we note your disclosure at page 123 regarding the exchanges you operate in the United Kingdom and Europe.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 130 of the Amendment to clarify the extent of the Company’s international operations and the foreign jurisdictions in which the Company offers its services.

19.            We note your disclosure on page 69 that your “officers, directors, employees, and large stockholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities, and other initiatives,” which could adversely affect your business and reputation. Please revise to describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. We also note your disclosure on page 20 that while you take steps to segregate your assets from user assets, failure to properly safeguard, manage, or account for these funds could result in financial losses, regulatory scrutiny, reputational harm, or legal liability. Please describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Amendment to clarify that, prior to completion of the offering, the Company will adopt a Code of Conduct and Ethics that will address self-dealing and other potential conflicts of interest. At present, the Company’s Listing, Issuing, and Custody Policy governs conflicts of interest related to the listing, issuing, and custody of digital assets. This policy places responsibility on the Company’s compliance team to identify potential conflicts, which are then reviewed by the Company’s legal team to determine whether they are material and what action is appropriate, including recusal or disclosure. The Company also maintains an Employee Trading Policy that prohibits trading in digital assets based on material nonpublic information.

Further, the Company respectfully advises the Staff that the Company maintains an internal ledger to ensure segregated digital asset ownership in order to prevent the commingling of assets, including customer assets, the Company’s assets, and those of affiliates or others. The Company performs regular reconciliations between its internal ledger and onchain balances to identify and investigate any variances. These reconciliations are conducted at minimum monthly by the Company’s financial operations and/or onchain operations teams. The Company also maintains an audit trail of all ledger operations and trading activities, and its ledger system is designed to prevent duplicate or inconsistent ledger entries. The controls implemented for maintaining the ledger are also examined pursuant to the Company’s SOC 1 Type 2 exam.

Securities and Exchange Commission

June 3, 2025

Increasing Monthly Transacting Users, page 112

20.            On page 112, in the bullet titled “Acquire new and retain existing institutional users,” we note your disclosure that you are “expanding [your] strategic distribution partnerships with companies like VanEck.” Please expand your disclosure to briefly describe the nature of any material strategic distribution partnerships and the terms thereof.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 118 of the Amendment to describe the nature of the Company’s material strategic distribution partnerships and the terms thereof.

Increasing the Number of Assets Available on Our Platform, page 112

21.            We note that you actively evaluate and list for support new crypto assets for trading, as well as for staking and custody. Please describe the steps to approve new crypto assets for support on your platform, including the commercial, legal, and technical considerations given when making such a determination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company maintains a digital asset listing and custody framework that governs the process for evaluating whether to support a digital asset for trading and/or custody. This framework is designed to ensure that each digital asset is subject to a consistent, risk-based evaluation process that incorporates commercial, legal, and technical considerations, and to ensure compliance with applicable laws, regulations, and regulatory guidance. The Company respectfully advises the Staff that this framework was developed in accordance with the New York Department of Financial Services’ (“NYDFS”) November 15, 2023 Guidance Regarding Listing of Virtual Currencies, and was subject to review by the NYDFS, as required under such guidance.

Pursuant to the Company’s policy, the Company conducts a risk assessment for each digital asset seeking to ensure it is or will be issued by a legitimate and reputable entity for lawful and legitimate purposes, with risk assessment and review completed by the Company’s risk, compliance, security, technology, and legal departments. With respect to commercial considerations, the Company prepares a business proposal for each asset under consideration that includes an assessment of market and liquidity risk, including trading volume, expected market demand, and potential risks related to a concentration of token holdings or control by a small number of individuals or entities. From a legal and regulatory standpoint, the Company conducts a comprehensive risk assessment to evaluate whether the digital asset, or its issuance, may implicate any pending or potential civil, regulatory, criminal, or enforcement actions. This includes an assessment of whether the asset has been associated with illicit finance risks, potential sanctions exposure, or other regulatory concerns. From a technical perspective, the Company analyzes the applicable digital asset’s technical design, including technology risk, such as the design and utility of the asset, and cybersecurity risk, including risks related to the confidentiality, integrity, and availability of systems relating to the asset and its supporting blockchain.

Securities and Exchange Commission

June 3, 2025

Each new digital asset is evaluated across these domains and must be approved by the governing body of the applicable legal entity, following a recommendation by an approval group comprised of such entity’s management, prior to being listed for trading or supported for custody. Following listing, the Company continues to monitor digital assets to ensure that the continued listing of the digital asset remains consistent with the foregoing considerations that were made in the initial risk assessment to list such digital asset.

Further, the Company respectfully advises the Staff that, with respect to staking, the Company has implemented a review and onboarding process to evaluate whether to support a digital asset for staking. This process includes technical due diligence on the protocol and validator infrastructure, evaluation of key-management compatibility with hardware security modules, review of protocol-specific mechanics (such as bonding and unbonding timelines, slashing conditions, and reward cadence), as well as integration with the Company’s staking infrastructure. All assets undergo phased testing prior to launch and are subject to ongoing monitoring and operational controls to help ensure continued compliance with applicable risk and security standards.

Expanding and Engaging Our User Base, page 114

22.            Please revise your disclosure in the bullet titled “International Growth” on page 114 to clarify your plans to expand operations into Europe and APAC, including the time frame and any factors you consider in determining whether to expand in any particular country.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Amendment to clarify the Company’s recent efforts to expand operations into Europe and APAC. The Company also respectfully advises the Staff that, as noted in the revised disclosure, further and future international expansion plans, including the timing thereof, are still being formulated, with the predominant factors being the following in each jurisdiction: (i) the competitive landscape, (ii) the regulatory landscape, (iii) crypto adoption rates, and (iv) any unique opportunities that may arise. The Company is accordingly unable to provide a specific time frame for any future international expansion at this time and does not believe that any specific time frames to pursue international expansion would meaningfully enhance a potential investor’s understanding of the Company.

Our Products and Services, page 115

23.            We refer to your disclosure in the bullet titled “Exchange” on page 115. Please revise your disclosure to describe in greater detail how crypto asset trading works through your platform. Please describe, for example, how your matching service for customers executing transactions on your platform operates.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 121 of the Amendment to describe in greater detail how crypto asset trading works through the Company’s platform, including the mechanics of the Company’s matching service.

Securities and Exchange Commission

June 3, 2025

24.            We refer to your disclosure in the bullet titled “Stablecoin” on page 117. To the extent you have investment policy guidelines for the GUSD reserves, please summarize the policies, including those pursuant to any regulatory requirements imposed by NYDFS. Also, please disclose which persons within Gemini oversee the reserve investment policy and discuss how such policies may be modified.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it maintains its GUSD reserves in compliance with the June 8, 2022 NYDFS Guidance, which specifies the acceptable assets for these reserves. The Company has revised the disclosure on page 123 of the Amendment to clarify applicable regulatory requirements surrounding its GUSD reserves in response to the Staff’s comment. Further, in response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s investment of capital reserve funds are ultimately overseen by the Company’s Chief Financial Officer, with certain operational functions performed by members of the Company’s Treasury team in consultation with the General Counsel of Gemini Trust, to ensure alignment with certain restrictions placed on Gemini Trust pursuant to supervisory agreements with applicable regulators.

25.            On page 117, please revise your disclosure in the bullet titled “Staking” to describe in greater detail the terms of the staking program, including the difference between Staking and Staking Pro (as referenced on Gemini’s website), and how users may earn rewards. Please quantify the agent fees you earn for introducing customers to the staking pool, as referenced on page 94. Further, please identify the countries where your customers may participate in staking activities. In this regard, we note your disclosure on page 94 that your staking services are available to customers in “select geographies.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amendment to provide additional detail regarding the terms of its staking program, including the distinction between “Staking” and “Staking Pro,” the manner in which users may earn rewards, and the principal geographies in which these services are available. The Company respectfully advises the Staff that the full list of regions where Staking and Staking Pro are each available includes Argentina, Australia, Bahamas, Bermuda, Bhutan, Brazil, British Virgin Islands, Cayman Islands, Chile, Egypt, El Salvador, Guernsey, India, Israel, Italy, Jersey, Malaysia, Mexico, Myanmar, New Zealand, Nigeria, New Zealand, Panama, Peru, Philippines, Portugal, Puerto Rico, Saint Lucia, South Korea, Switzerland, Taiwan, Thailand, Turkey, and the United States (excluding New York). In addition, Staking Pro is also available in the United Kingdom.

26.            Please revise your disclosure in the bullet titled “Collect” on page 118 to describe your process for approving NFTs for listing on your NFT marketplace and what role you play in price discovery or other disclosure regarding the particular NFTs that are traded.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 of the Amendment to describe the Company’s process for approving NFTs for listing on the Company’s NFT marketplace and the role the Company plays in price discovery.

Securities and Exchange Commission

June 3, 2025

27.            On page 118, please expand your disclosure in (i) the bullet titled “Transaction Fees” to quantify the transaction fees you earn from your OTC trading platform and (ii) the bullet titled “Withdrawal Fees” to quantify the withdrawal fees you earn when users withdraw fiat via wire or crypto assets from the platform.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 of the Amendment to quantify the transaction fees the Company earns from its OTC trading platform and to quantify the withdrawal fees the Company earns from its platform.

Consolidated Statement of Cash Flows, page F-5

28.            Please disclose how you determine the classification of the additions and dispositions of your crypto assets between operating or investing activities.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amendment under the caption “Crypto assets held” of Note 2. Summary of Significant Accounting Policies to clarify that the Company considers crypto assets purchased and disposed of nearly immediately as operating activities and all other crypto assets purchased and held prior to disposal primarily as investing activities in the Company’s consolidated statement of cash flows.

29.            If true, please revise the caption Custodial funds due to customers to clearly indicate that it reflects deposits net of redemptions.

The Company respectfully acknowledges the Staff’s comment and has, where applicable, revised the caption on page F-6 of the Amendment to clearly indicate that it reflects deposits net of redemptions.

Note 2. Summary of Significant Accounting Policies

Accounts receivable, net, page F-10

30.            Please expand your disclosure to include a discussion of the following related to your credit card product:

•	Include a discussion of how you account for any commitments or guarantees related to the credit card product with references to the related authoritative accounting literature (e.g. ASC Topic 460).

•	Include a discussion of the related rewards program associated with your credit card product and how you account for any rewards offered.

•	Include a discussion of the fees earned on the credit card program including a discussion of how the fees are allocated between you and the issuing bank.

Securities and Exchange Commission

June 3, 2025

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on pages F-10, F-16, and F-24 of the Amendment to include a discussion related to the Company’s credit card product, in particular:

•	The Company has revised the disclosure under the caption “Accounts receivable, net” of Note 2. Summary of Significant Accounting Policies to include a discussion of future commitments and specifically guidance under ASC Topic 460.

•	The Company has revised the disclosure under the caption “Sales and marketing” of Note 2. Summary of Significant Accounting Policies to include a discussion of the Company’s accounting treatment of the credit card rewards it offers.

•	The Company has revised the disclosure under Note 3. Revenue to include a discussion of the fees the Company earns on the credit card program and a description of how such fees are allocated between the Company and the issuing bank.

Crypto assets pledged, page F-12

31.            We note your disclosure that crypto assets pledged are carried at fair value consistent with all other crypto assets held by the Company. We further note that the Lender has the right to sell, transfer or rehypothecate the pledged assets. Given it appears the Lender has acquired control of the pledged assets, please explain to us how you determined the assets should continue to be recognized on your balance sheet. In your response, tell us how you considered whether the pledge of collateral to the Lender should be accounted for as a receivable with an embedded derivative.

The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company's accounting policy for collateral pledged to the Lender (as defined in the Amendment) is to record a receivable with an embedded derivative at fair value. The Company has revised the disclosure on page F-12 of the Amendment to explain the Company's accounting policy in Note 2. Summary of Significant Accounting Policies. In addition, the Company has revised the financial statement line items on the consolidated balance sheets included in the Amendment in order to clearly indicate the classification as a receivable.

Related party loans and convertible notes

Related party loans, page F-13

32.            With respect to your related party loans, please revise your disclosure to clarify whether you have control of the loaned crypto assets (e.g. are able to sell, pledge or rehypothecate the assets). To the extent you determined you were able to control the assets at loan origination, please explain why you were required to obtain permission from WCF in March 2023 to use a portion of the loaned assets as collateral for third party loans (as disclosed in note 12 to your financial statements).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company did not obtain, and did not need to obtain, permission from Winklevoss Capital Fund, LLC (“WCF”) to use crypto assets as collateral for third party loans. In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-39 of the Amendment to clarify and explain under the caption “Related party loans and convertible notes” of Note 2. Summary of Significant Accounting Policies and under the caption “Crypto asset loans” of Note 13. Related Party Loans and Convertible Notes that, under the terms of the Company’s crypto asset lending agreements, the Company has control to transfer crypto assets as collateral, and that the March 1, 2023 and May 24, 2023 agreements with WCF were crypto asset lending agreements and that the Company uses the crypto assets from such lending agreements as collateral for third party loans.

Securities and Exchange Commission

June 3, 2025

Stock-based compensation, page F-15

33.            Please reconcile, and revise as necessary, the number of Common Units authorized for issuance under Gemini LLC’s operating agreement of 44,843,146 Common Units on page 102 and 28,763,146 Common Units on page F-15.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Gemini Space Station, LLC has three classes of common units: Common Units, Capital Common Units A, and Catch Up Common Units. The Company respectfully advises the Staff that the reference to 28,763,146 in the Registration Statement related to the number of Common Units outstanding and that the reference to 44,834,146 in the Registration Statement related to the aggregate amount of Common Units, Capital Common Units A, and Catch Up Common Units outstanding. The Company has revised the disclosure on pages F-16 and F-17 of the Amendment to provide greater clarity.

Note 3. Revenue

Revenue recognition, page F-20

34.            Please revise your disaggregated revenue table to disclose revenue from customers separately from other sources of revenue. Reference is made to ASC Topic 606-10-50-4.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-22 and F-23 of the Amendment to disclose all revenue streams that do not align with ASC Topic 606-10-50-4, which is primarily interest-related income for the Company.

Transaction revenue, page F-20

35.            With respect to your fee calculation, you disclose that you charge a fee at the transaction level that is calculated based on a percentage of order volume and varies depending on the value of the transaction and/or the customer’s transaction volume processed over the previous thirty-day period. Please tell us more about how you calculate the amount of your transaction exchange revenues. Please provide an example of a typical fee calculation in your response.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company utilizes a tiered pricing strategy for crypto asset transactions, whereby the fee rates charged for transactions executed by a user on the Company’s platform are driven primarily by transaction volume processed over the previous thirty-day period. Fee rates are determined at the account level based on gross trading volume across all continuous order books over a thirty-day trailing window. Fee rates are recalculated everyday at midnight UTC (7:00pm EST / 8:00pm EDT) and applied to all orders going forward from such time.

Securities and Exchange Commission

June 3, 2025

The Company utilizes a ‘maker-taker’ fee model for determining trading fees for all orders submitted to an order book. This means that liquidity-making orders are charged different fees than liquidity-taking orders. Orders that are filled immediately take liquidity from the marketplace and are charged a taker fee. Orders that are not filled immediately, but instead rest on the order book, add liquidity to the marketplace and are charged a maker fee when filled.

In response to the Staff’s comment, the Company respectfully provides the following illustration as an example: assuming User A’s thirty-day trading volume is $1,849,000, based on the Company’s ActiveTrader Fee Schedule, User A’s thirty-day trading volume falls above the ≥ $1,000,000 tier, which qualifies the user to have a maker fee of 0.05% and a taker fee of 0.15%. If User A places a market order to sell 7 BTC at $107,000, the fee would be $1,123.50 ($107,000 x 7 x 0.0015 taker fee).

36.            Please explain to us how instant orders are fulfilled. In your response, clarify for us whether company inventory is used to satisfy these orders.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Gemini Instant Liquidity Provider (“GILP”) facilitates the execution of instant orders on the Company’s exchange. When a user initiates an instant order, GILP provides a firm quote that is sourced from the Company’s Central Limit Order Book. The quote is held for sixty seconds. If a user confirms the trade and execution would not cause a loss for the Company, as explained below, GILP completes the trade as a taker on the exchange. If the market moves significantly between the user’s quote and execution, the trade may fail in order to prevent a loss.

Although GILP holds crypto inventory, it does not rely on these holdings to fulfill a user’s orders. GILP acquires the necessary crypto in real time for each transaction through the Company’s Central Limit Order Book, only agreeing to a trade after the hedging execution is complete. After trade execution, GILP delivers the applicable asset to the user.

Interest income and corporate interest and other income, page F-21

37.            Please expand your disclosure to include a discussion of the method you use for recognition of interest income.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-24 of the Amendment to discuss the methodology used for the recognition of interest income.

Securities and Exchange Commission

June 3, 2025

Note 6. Crypto Assets Held, page F-26

38.            Please include a description of the nature of activities that result in additions and dispositions of crypto assets. Refer to ASC 350-60-50-4. Provide to us information that reconciles (i) the total additions and dispositions in the rollforward to the amounts reflected in your statement of cash flows and (ii) the total realized and unrealized gains and losses to the statement of operations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that:

(i) the Company has provided a reconciliation below of the crypto asset additions and dispositions for the years ended December 31, 2023 and 2024, respectively.

As disclosed in Note 7. Crypto Assets Held, on page F-32 of the Amendment, the Company acquires digital assets primarily through related party loans, revenue denominated in crypto assets, and purchases of crypto assets. The Company disposes of crypto assets through payments of principal and interest on crypto loans, sales of crypto assets, and payments for operating expenses.

Crypto assets held on the consolidated balance sheets represent corporate assets that are used as part of normal course of business. The Company uses crypto assets primarily to support its core operations and facilitate the efficiency of the exchange, as a reserve to satisfy regulatory requirements for certain subsidiaries relating to liquidity coverage and capital needs in relation to customer balances.

The Company respectfully notes that there are items included in the cash flow statement that are not crypto asset related and as such not reflected in the tables below.

For the year ended December 31, 2023 (amounts presented in thousands):

	Crypto Asset Acquisitions	Crypto Asset Dispositions
Note 7. Crypto assets held(1)	(441,725)	702,780
Cash Flow	(441,725)	702,780
Payments for expenses	—	8,487
Received as revenue	(10,947)	—
(Purchase) disposal of crypto assets	(20,433)	20,112
Proceeds from disposal of crypto assets	—	50,919
Repayments of related party loans	—	364,225
Related party loans	(203,583)	—
Collateral for third party loans	(144,179)	246,154
Related party convertible notes	(54,671)	—
Other(2)	(7,912)	12,883

(1)	Signs have been inverted from presentation in Note 7. Crypto Assets Held to match those on the consolidated statements of cash flows.
(2)	Includes crypto asset acquisition and disposition activity not disclosed in any of the standalone categories outlined above. Examples include changes in operating assets and liabilities and crypto asset transaction losses amongst other items .

Securities and Exchange Commission

June 3, 2025

For the year ended December 31, 2024 (amounts presented in thousands):

	Crypto Asset Acquisitions	Crypto Asset Dispositions
Note 7. Crypto assets held(1)	(743,034)	945,632
Cash Flow	(743,034)	945,632
Payments for expenses	-	98,413
Received as revenue	(13,195)	—
(Purchase) disposal of crypto assets	(35,589)	58,454
Proceeds from disposal of crypto assets	—	144,721
Repayments of related party loans	—	301,723
Related party loans	(200,259)	—
Collateral for third party loans	(384,285)	275,106
Related party convertible notes	(45,329)	—
Repayment of third party loans	—	11,086
Other(2)	(64,377)	56,129

(1)	Signs have been inverted from presentation in Note 7. Crypto Assets Held.

(2)	Includes crypto asset acquisition and disposition activity not disclosed in any of the standalone categories outlined above. Examples include changes in operating assets and liabilities and crypto asset transaction losses amongst other items.

(ii)  the Company has provided the reconciliation below of total realized and unrealized gains and losses on crypto assets for the years ended December 31, 2023 and 2024, respectively.

For the year ended December 31, 2023 (amounts presented in thousands):

Crypto Assets Held Footnote Rollforward Caption	Amount as Presented
Realized gain on crypto assets	$297,304
Realized loss on crypto assets	(4,284)
Unrealized gain (loss) on crypto assets	17,623
Unrealized gain (loss) on crypto assets receivable (as described in tickmark 2 of the rollforward in Note 7. Crypto Assets Held)	57,448
Total realized and unrealized gain on crypto assets as of December 31, 2023 per Note 7. Crypto Assets Held	$368,091

Securities and Exchange Commission

June 3, 2025

For the year ended December 31, 2024 (amounts presented in thousands):

Crypto Assets Held Footnote Rollforward Caption	Amount as Presented
Realized gain on crypto assets	$177,528
Realized loss on crypto assets	(1,764)
Unrealized gain (loss) on crypto assets	169,069
Unrealized loss on receivable, crypto assets pledged (as described in tickmark 2 of the rollforward in Note 7. Crypto Assets Held)	(17,784)
Realized gain on receivable, crypto assets pledged (as described in tickmark 4 of the follward in Note 7. Crypto Assets Held)	135,837
Total realized and unrealized gain on crypto assets as of December 31, 2024 per Note 7. Crypto Assets Held and Consolidated Statements of Operations and Comprehensive Loss.	$462,886

Exhibits

39.            We note that you have entered into employment agreements with Mr. Beard and Mr. Meade and that each of your named executive officers participates in the Gemini Space Station Senior Executive Severance Plan. Please file these agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has included the list of these agreements within the exhibit index to the Amendment in response to the Staff’s comment. The Company respectfully advises the Staff that it intends to file these agreements as exhibits in a future amendment to its registration statement.

* * * * *

Securities and Exchange Commission

June 3, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, LLC

Cameron Winklevoss, President, Gemini Space Station, LLC

Dan Chen, Chief Financial Officer, Gemini Space Station, LLC

Marshall Beard, Chief Operating Officer, Gemini Space Station, LLC

Tyler Meade, Chief Legal Officer, Gemini Space Station, LLC

David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Joseph Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP